UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6–K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2021

Commission File Number 001-31583

NAM TAI PROPERTY INC.

(Translation of registrant’s name into English)

Namtai Industrial Estate

No. 2 Namtai Road, Gushu Community, Xixiang Township

Baoan District, Shenzhen City, Guangdong Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-               .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI PROPERTY INC.

Date: November 4, 2021	By:	/s/ Lai Ling Tam
Name: Lai Ling Tam
Title: Director

THIRD QUARTER NEWS RELEASE

NAM TAI PROPERTY INC.

Announces Q3 2021 Results

SHENZHEN, PRC – November 4, 2021 – Nam Tai Property Inc. (“Nam Tai” or the “Company”) (NYSE Symbol: NTP) today announced its unaudited financial results for the quarter ended September 30, 2021.

SUMMARY

PRC government continued to roll out restrictive measures to curb speculation in the domestic property market in the reporting period. The real estate sector is experiencing an extremely challenging financing and operating environment, and there have been a number of high profile defaults reported in the media. Loans to the real estate sector decreased 8.4% year-on-year for the first nine months of 2021. The Company is also facing similar difficulties, including a slowdown in demand, declines in housing and office price and liquidity crunch.

Amid the challenging operating environment, in the third quarter of 2021, the Company recorded progress both financially and operationally, including the following: (i) the revenue increased by $4.7 million year-on-year to reach $5.8 million; (ii) the pre-sale permit for Nam Tai Longxi was obtained and the Company attracted customers to purchase a total of 78 units; (iii) the occupancy rate of Nam Tai Inno Park increased by 10 percentage points quarter-on-quarter to 69%; (iv) the construction of Nam Tai Technology Center is underway and the Company completed the masonry work on all the four towers; (v) a loan facility of $164 million was secured from Bank of Guangzhou, and (vi) amounts due to the Bank of Beijing and the Industrial Bank were repaid in full.

With the success in securing new financing from Bank of Guangzhou Co., Ltd., the Company is confident it will restore the normal operations of the Company and its subsidiaries gradually. The board of directors and management will make every endeavor to act for the best interest of the Company and all shareholders.

Highlights:

•	Revenue was $5.8 million in the third quarter of 2021, an increase of $4.7 million year-on-year.
•	Net loss from operations was $3.3 million in the third quarter of 2021, reduced from net loss from operations of $5.8 million in the third quarter of 2020.
•	Consolidated net loss was $4.3 million in the third quarter of 2021, reduced from consolidated net loss from operations of $4.9 million in the third quarter of 2020.
•	Real estate properties under development, net was $317.9 million as of September 30, 2021, an increase of $5.7 million from the end of 2020.
•	Real estate properties held for lease, net was $151.7 million as of September 30, 2021, an increase of $59.5 million from the end of 2020.

In addition:

•

The Company (through its wholly owned indirect subsidiary, Nam Tai Investment (Shenzhen) Co., Ltd. (“Nam Tai Investment”)) secured a loan facility of up to RMB1.06 billion (approximately $164 million) from Shenzhen Branch of Bank of Guangzhou Co., Ltd. (“Bank of Guangzhou”) for a term of five years. As of September 30, 2021, Nam Tai Investment drew down approximately RMB575 million (approximately $88.6 million) under such loan facility.

•	The Company repaid the amount due to the Shenzhen Branch of Bank of Beijing Co., Ltd (“Bank of Beijing”) and Shenzhen Branch of Industrial Bank Co., Ltd. (“Industrial Bank”) in full in September 2021.
•	The occupancy rate of Nam Tai Inno Park reached 69% by the end of the third quarter of 2021, an increase of 10 percentage points quarter-on-quarter.
•

The Company commenced the pre-sale of units of Nam Tai • Longxi in August 2021 and received earnest money from purchasers for a total of 78 units, or 9,144 square meters in gross floor area as of September 30, 2021.

•

The Company has completed the masonry work for Towers A, B, C and D of Nam Tai Technology Center. The Company is conducting interior decoration for Towers A, B, C and working on plastering for Tower D.

•

In October 2021, Nam Tai Inno Park was awarded the Gold Winner for lighting design of MUSE Design Awards, which represents a strong endorsement of the Company’s commitment to high-quality technology park.

The following tables set forth key highlights of the financial information for the periods indicated:

(In thousands of US dollars, except per share data, percentages and as otherwise stated)

	Quarterly Results			Nine Months Results
	Q3 2021	Q3 2020	YoY(%)(a)	9M 2021	9M 2020	YoY(%)(a)
Revenue	$5,791	$1,067	442.7%	$84,385	$2,609	3134.4%
Gross profit	$2,141	$241	788.4%	$52,580	$483	10786.1%
Net (loss) income from operations	$(3,274)	$(5,775)		$32,660	$(13,986)
% of revenue	(56.5)%	(541.2)%		38.7%	(536.1)%
per share (diluted)	$(0.08)	$(0.15)		$0.83	$(0.36)
Consolidated net (loss) income	$(4,311)	$(4,850)		$21,028	$(11,810)
% of revenue	(74.4)%	(454.5)%		24.9%	(452.7)%
Basic (loss) income per share	$(0.11)	$(0.12)	(8.3)%	$0.54	$(0.30)	—
Diluted (loss) income per share	$(0.11)	$(0.12)	(8.3)%	$0.54	$(0.30)	—
Weighted average number of shares (’000)
Basic	39,258	39,072		39,227	38,950
Diluted	39,258	39,072		39,288	38,950

Notes:

(a)	Percentage change is not applicable if either of the two periods contains a loss or no amount.

	Financial Position
	As of September 30,	As of December 31,	As of September 30,
	2021	2020	2020
Cash and cash equivalents(a)	$70,378	$60,980	$72,075
Short-term investments(b)	$51,374	$150,150	$—
Restricted cash	$114,892	$2,065	$1,975
Real estate properties under development, net	$317,939	$312,185	$385,227
Real estate properties held for sales type lease	$7,434	$31,558	$—
Real estate properties held for lease, net	$151,705	$92,207	$30,375
Property, plant and equipment, net	$25,788	$26,568	$25,779
Total assets	$770,779	$701,210	$536,561
Amount due to a shareholder	$146,869	$146,869	$—
Current portion of long term bank loans	$109,539	$122,883	$6,639
Accounts payable	$70,672	$61,559	$52,573
Advance from customers	$5,564	$69,722	$122,012
Contract liabilities	$14,173	$—	$—
Long term bank loans	$88,636	$—	$126,565
Total shareholders’ equity	$271,535	$248,828	$211,761
Total number of common shares issued	39,258	39,198	39,198

Notes:

(a)	Cash and cash equivalents included all cash balances and certificates of deposit having a maturity date of three months or less upon acquisition.
(b)

Short term investments included investments with original maturities of three months and less than 12 months, and investments that were expected to be realized in cash in the next 12 months. As of September 30, 2021, the Company had short term investments of principal amount of $51.4 million, which were from the proceeds of a private placement completed on October 5, 2020 (the “Private Placement”), investing into a supply chain finance fund managed by Credit Suisse (the “Fund”) with underlying notes insured by insurance companies with a credit rating of at least A by Standard & Poor’s or A2 by Moody’s, which was terminated with effect as of March 4, 2021 due to some of the fund’s assets being subject to considerable valuation uncertainty and reduced availability of insurance coverage for new investments, and was subsequently in liquidation. The Company was notified by Credit Suisse that the liquidation proceeds were to be repaid by instalments.

SUPPLEMENTARY INFORMATION (UNAUDITED) IN THE THIRD QUARTER OF 2021

Key Highlights of Financial Position

	As of September 30,	As of December 31,	As of September 30,
	2021	2020	2020
Current ratio(a)	1.11	0.87	1.01
Debt ratio(b)	64.8%	64.5%	60.5%
Return on equity(c)	8.1%	6.8%	(7.4)%
Ratio of total liabilities to total equity	1.84	1.82	1.53

Notes:

(a)	Current ratio is calculated with all current assets divided by all current liabilities.
(b)	Debt ratio is calculated with all total liabilities divided by total assets.
(c)	Return on equity is calculated with consolidated net income (loss) divided by average of total shareholders’ equity at beginning and end of the period.

FINANCIAL RESULTS

Revenue

Revenue for the third quarter of 2021 was $5.8 million, compared to $1.1 million for the third quarter of 2020. Revenue for the third quarter of 2021 mainly consisted of the lease income of $1.4 million recognized following the delivery of the dormitory units and operating lease income of $2.2 million from Nam Tai Inno Park, operating lease income of $1.0 million from existing buildings located on the sites of Inno Valley, Wuxi, Shanghai, and the leased space at Nam Tai • Tang Xi Technology Park, and property service income of $1.2 million. Revenue for the third quarter of 2020 mainly consisted of rental income of $0.6 million from existing factory buildings located on the sites of Inno Valley and Wuxi, $0.2 million from Nam Tai • U-Creative Space (Lujiazui) and Nam Tai • Tang Xi Technology Park, and $0.1 million from Nam Tai Inno Park.

Gross Profit

Gross profit for the third quarter of 2021 was $2.1 million compared to $0.2 million in the third quarter of 2020. Gross profit for the third quarter of 2021 mainly consisted of revenue of $5.8 million, offset by cost of $3.7 million for the period. Gross profit for the third quarter of 2020 mainly consisted of revenue of $1.1 million, offset by cost of $0.8 million for the period.

Net (Loss) Income from Operations

Net loss from operations for the third quarter of 2021 was $3.3 million, compared to net loss from operations of $5.8 million for the third quarter of 2020. Net loss from operations for the third quarter of 2021 mainly consisted of gross profit of $2.1 million, offset in part by  general and administrative expenses of $3.7 million and selling and marketing expenses of $1.7 million for the period. Net loss from operations for the third quarter of 2020 mainly consisted of general and administrative expenses of $3.8 million and selling and marketing expenses of $2.2 million, offset in part by gross profit of $0.2 million for the period. The decrease in selling and marketing expenses of $0.5 million in the third quarter of 2021 was mainly due to the decrease in marketing and commission fees.

Consolidated Net Income (Loss)

Consolidated net loss for the third quarter of 2021 was $4.3 million, compared to consolidated net loss of $4.9 million for the third quarter of 2020. Consolidated net loss for the third quarter of 2021 mainly consisted of net loss from operations of $3.3 million and other expenses of $1.8 million, offset in part by interest income of $0.1 million and income tax benefits of $0.6 million. Consolidated net loss for the third quarter of 2020 mainly consisted of net loss from operations of $5.8 million, which was offset in part by interest income of $0.3 million from time deposits, deferred income tax credit of $0.6 million and other net income of $0.04 million.

Cash and Cash Equivalents

Cash and cash equivalents increased by $9.4 million in the nine months of 2021 from $61.0 million as of December 31, 2020 to $70.4 million as of September 30, 2021. The increase was primarily attributable to net cash provided by investing activities of $98.3 million and financing activities of $75.2 million, offset by net cash used in operating activities of $52.3 million, an exchange rate effect of $1.0 million and the increase in restricted cash of $112.8 million. The net cash provided by investing activities was primarily attributable to proceeds from the redemption and distribution of short term investments of $98.8 million in the first nine months of 2021.

Restricted Cash

Restricted cash increased by $112.8 million from $2.1 million as of December 31, 2020 to $114.9 million as of September 30, 2021, because the Company’s lending banks have restricted the remittance from the bank accounts of some of the Company’s subsidiaries in the PRC in connection of the freezing orders issued by the relevant PRC courts regarding some lawsuits filed by the Company’s suppliers in the PRC and an injunctive order was imposed on the Company by the High Court of Justice of the British Virgin Islands of the Eastern Caribbean Supreme Court in March 2021, which has restricted the Company from dealing with the proceeds raised from the Private Placement. The Company repaid the amount due to the Bank of Beijing and Industrial Bank in September 2021, and relevant bank accounts have been released.

Contract Assets

Contract assets were $0.05 million as of September 30, 2021, which was the prepaid commission for Nam Tai • Longxi.

Real Estate Properties under Development, Net

Real estate properties under development, net increased by $5.7 million from $312.2 million as of December 31, 2020 to $317.9 million as of September 30, 2021, primarily attributable to the increase of $29.0 million for the construction of Nam Tai Technology Center, $21.0 million for the construction of Nam Tai • Longxi, partially offset by the decrease of $45.8 million for the construction of Nam Tai Inno Park. During the nine months of 2021, the Company completed Tower 3 and 5 of Nam Tai Inno Park which was then transferred to real estate properties held for lease, net.

Real Estate Properties Held for Sales Type Lease

Real estate properties held for sales type lease are stated at the lower of carrying amounts or fair value less selling costs. Real estate properties held for sales type lease decreased by $24.2 million from $31.6 million as of December 31, 2020 to $7.4 million as of September 30, 2021. The decrease was mainly due to delivery of part of Towers 8, 9 and 10 during the nine months of 2021.

Real Estate Properties Held for Lease, Net

Real estate properties held for lease, net are recorded at cost less accumulated depreciation. Real estate properties held for lease, net increased by $59.5 million from $92.2 million as of December 31, 2020 to $151.7 million as of September 30, 2021. The increase was mainly due to the transfer of Tower 3 and 5 of Nam Tai Inno Park from real estate properties under development to real estate properties held for lease during the nine months of 2021.

Accounts Payable

Accounts payable increased by $9.1 million from $61.6 million as of December 31, 2020 to $70.7 million as of September 30, 2021. The increase was mainly due to the increase of project payable of $3.6 million, $0.01 million and $5.7 million for Nam Tai Technology Center, Nam Tai Inno Park and Nam Tai • Longxi, respectively, offset partially by the decrease of project payable of $0.2 million for other subsidiaries.

Advance from Customers

Advance from customers decreased by $64.1 million from $69.7 million as of December 31, 2020 to $5.6 million as of September 30, 2021. The decrease was mainly attributed to the recognition of revenue of $74.8 million from the prepaid rent for the units delivered to customers of Nam Tai Inno Park during the period, offset partially by $10.7 million of rent and other fees received in advance during the period.

Contract liabilities

Contract liabilities were $14.2 million as of September 30, 2021, which was comprised of advance payment from customers for Nam Tai • Longxi.

Current Portion of Long Term Bank Loans

The current portion of long term bank loans decreased by $13.3 million from $122.9 million as of December 31, 2020 to $109.5 million as of September 30, 2021, due to loan repayments of $14.2 million and exchange loss of $0.8 million as of September 30, 2021. In March 2021, the Company received demand letters from Bank of China, Bank of Beijing, Industrial Bank, and Xiamen International Bank (the “Lending Banks”), regarding payment in full of amounts due under the respective loan agreements with the banks. Following the demand letters, the Lending Banks have restricted the remittance from the accounts of the subsidiaries of the Company in their banks in the PRC. All bank borrowings were re-classified as current liabilities as of December 31, 2020. The Company repaid the amount due to the Bank of Beijing and Industrial Bank in September 2021. The Company continues to negotiate with the Lending Banks.

Long Term Bank Loans

Long-term bank loans were $88.6 million as of September 30, 2021, which was mainly due to the withdrawal of $88.6 million from Bank of Guangzhou.

Liquidity and Capital Resources

As of September 30, 2021, the Company had a total cash and cash equivalents of $70.4 million. As of December 31, 2020, the Company had a total cash and cash equivalents of $61.0 million.

Going Concern

The unaudited consolidated financial information of the Company for the third quarter of 2021 has been prepared on the assumption that the Company will continue as a going concern which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As of September 30, 2021, the Company had current portion of long term bank loan of $109.5 million which, among other conditions and uncertainties, raised substantial doubt about its ability to continue as a going concern.

According to the Company’s announcement dated September 14, 2021 Nam Tai Investment has entered into a loan agreement with Bank of Guangzhou for a loan facility of up to RMB1.06 billion (approximately $164 million) with a five- year term. As of September 30, 2021, Nam Tai Investment drew down approximately RMB575 million (approximately $88.6 million) under such loan facility.

However, there are uncertainties pertaining to the management of the Company as a result of a special meeting of shareholders ordered to be convened on November 30, 2021. For more information, see “Recent Developments – Dispute with IsZo Capital LP”. The current board of directors and management of the Company are committed to taking actions to preserve the best interests of all shareholders.

Please see the Company’s Condensed Consolidated Statements of Comprehensive Income for further details. The information contained herein has also been published on the Company’s website at https://www.namtai.com/quarterly/index.html.

BUSINESS OVERVIEW

Leasing and Pre-sale Progress

As of September 30, 2021, the Company had leasable area of approximately 365,000 square meters, of which around 85% was located in Shenzhen and 15% was located in Wuxi and Shanghai. The occupancy rate of the Company’s Shenzhen projects reached approximately 67%, and that of the Company’s Wuxi and Shanghai projects reached approximately 99% by the third quarter of 2021. The occupancy rate of Nam Tai Inno Park was 69%, an increase of 10 percentage points from the quarter ended June 30, 2021. The Company attracted 39 new corporate tenants to settle in the Inno Park in the third quarter of 2021, mostly from healthcare, technology and related industries. The Company will continue to promote the leasing of the industrial offices and commercial spaces of Nam Tai Inno Park.

The Company (through its subsidiary) obtained the pre-sale permits for Towers 1, 2 and 6 of Nam Tai • Longxi on July 30, 2021 and commenced the pre-sale of the first batch of 260 residential units which are equivalent to 27,899 square meters in gross floor area on August 4, 2021. As of September 30, the Company received earnest money from purchasers for a total of 78 units, or approximately 9,144 square meters in gross floor area. Although the Company will continue to make every endeavor to facilitate the pre-sale amid the liquidity issues, a success of the pre-sale is not guaranteed. Further, there is no assurance that the Company will receive payments regarding the pre-sale in a timely manner from the purchasers and/or their respective mortgagees, which may adversely affect the Company’s liquidity and financial condition.

Projects	Leasable Area as of September 30, 2021	Leased Area as of September 30, 2021	Occupancy Rate
Shenzhen	310,193	207,665	67%
Nam Tai Inno Park	264,337	181,096	69%
Nam Tai Inno Valley	38,270	19,814	52%
Nam Tai • Tang Xi Technology Park	7,586	6,755	89%
Wuxi & Shanghai	54,809	54,315	99%
Wuxi facilities	50,828	50,828	100%
Nam Tai • U-Creative Space (Lujiazui)	3,981	3,487	88%
Total	365,002	261,980	72%

Project Construction and Development Progress

•

For Nam Tai Technology Center, the masonry work for Towers A, B, C and D has been completed. Currently, the Company is conducting interior decoration for Towers A, B, C and working on plastering for Tower D. The pre-sale permit for the project has not been obtained.

•

For Nam Tai Inno Valley, the Company is in the process of obtaining approval for the Company’s urban renewal application. Before obtaining the approval from the local authorities, the Company will continue to lease the units in Inno Valley for short-term tenancy. The occupancy rate of Inno Valley was 52% as of September 30, 2021.

•	For Nam Tai • Longxi, the main structures of Towers 1, 2 and 6 was capped and masonry work is under way while the main structures of Towers 3, 4 and 5 are under construction.

Industrial Operation Progress

•

In the third quarter of 2021, the Company continued to implement a comprehensive industry chain model and provided value-added services to the Company’s corporate tenants through a number of industry events, which covered talent recruitment, technology facilitation, financing and policy consulting, aiming to support the growth of the Company’s corporate tenants and the technology community.

•

In respect of talent recruitment, the Company arranged a campaign with the theme “Month for Talent Service” in September 2021, under which a number of relevant activities were arranged to support the Company’s corporate tenants in hiring talents and retaining employees. For example, in cooperation with Tongdao Liepin Group, the Company conducted a live webcast to help recruitment for 25 high-end job openings, attracting more than 12,000 online participants in September 2021.

•

In respect of technology facilitation, in August 2021, the Company established the “QATIC Lean Production Empowerment Center” (in collaboration with Shenzhen Anche Shenghui Testing Technology Co., Ltd, a company listed on Shenzhen Stock Exchange), which as a platform will provide the Company’s corporate tenants with reliability and failure analysis services for electronic components and product quality improvement services. In the same month, the Company built the “Biological Product Research and Development Platform” jointly with Shenzhen Tuopu Biotechnology Co., Ltd. and Shenzhen Research Institute of Xiamen University to provide biomedical enterprises with fundamental research and technical services involving synthetic biology.

•

The Company’s unique industrial service strategy and exceptional performance have been highly recognized by the local authorities. During the third quarter of 2021, a number of officials from the local authorities, including the Deputy Secretary of Guangming District Committee and members of the Guangming District Standing Committee, visited Nam Tai Inno Park and the branch of Guangming District Administration Service Center and praised the achievements of the Company’s industrial services and corporate tenant attraction.

Awards

The Company is pleased to announce that in September 2021 Nam Tai Inno Park was awarded Gold Winner in lighting design of MUSE Design Awards, an award system created by the International Awards Association with a mission to honor, promote and encourage creativity. The awarding institution commented on the nighttime view of Inno Park, that “Combined with the overall architectural features, referring to many landmarks as the design intention, fully considering the commercial, office and residential night lighting design needs, precise control of color temperature, once again to achieve the state of light but not light.” This award represents a strong endorsement of the Company’s commitment to high-quality technology park and acknowledges the efforts Nam Tai has made on this important project.

Real Estate Market Update

China’s property sector was cooling down in terms of sales and investment in the third quarter of 2021. The nationwide transacted gross floor area and the sales in September 2021 recorded a drop of 13% and 15.8% year-on-year, respectively. With respect to the real estate development expenditures, it grew by 8.8% for the first nine months of 2021 year-on-year, which was the lowest this year.

The performance of office and residential markets vary. The absorption of office space in gross floor area in Shenzhen increased by 86.5% quarter-on-quarter to approximately 307,000 square meter, which drove down the vacancy rate by 2.6 percentage points to 23.9%, according to a research institution’s report. With respect to Dongguan’s residential market, there was a decline in supply with stiffened selling prices in the third quarter of 2021. The transacted gross floor area for new residential units in Dongguan City decreased by 53.8% to approximately 1.09 million square meter while the average selling price increased by 12% to approximately RMB27,600 per square meter.

From the policy perspective, in order to promote the healthy development of the housing market, the PRC government has been rolling out restrictive measures with the objective to curb the rapid price increase in housing and speculation activities. In the first half of 2021, PRC government implemented two policies in relation to real estate financing, among others, to regulate the financing activities of real estate developers, which are the “Three Red Lines” policy (liability to asset ratio (excluding advance receipt) being less than 70%, net gearing ratio being less than 100% and cash to short-term debt ratio being more than 1 multiple) and the “Two Red Lines” concentration policy for financial institutions, respectively. Under these policies, the domestic real estate loans for the first nine months of 2021 dropped by 8.4% year-on-year to RMB1.877 trillion.

In Dongguan’s housing market, local government has also promulgated restrictive measures to curb the rapid rise in housing price. On August 2, 2021, Dongguan Housing and Urban-Rural Development Bureau issued the Notice on Further Regulating and Controlling the Real Estate Market to regulate the real estate market in terms of tightening residential unit buyer’s restrictions, monitoring capital inflow to the property market, strengthening real estate tax supervision and regulation, establishing a second-hand housing transaction guidance price system, and strengthening commodity housing sales supervision. Further, in September 2021, Dongguan Natural Resources Bureau issued the Notice on Further Strict Bidding for Residential Land which stipulated that measures will be strictly carried out to examine the qualifications of land purchasers and strengthen the examination of the sources of funds for land purchase. In addition, in October 2021, Dongguan Municipal Bureau of Housing and Urban-Rural Development issued the Notice on the Establishment of a Mechanism for Issuing Reference Prices of Second-hand Housing Transactions, which stipulated that relevant institutions involved in second-hand housing transactions should take the reference prices of second-hand housing transactions as one of the reference bases for business development.

RECENT DEVELOPMENTS

Financing Update

According to the Company’s announcement dated September 14, 2021, Nam Tai Investment has entered into a loan agreement with Bank of Guangzhou for a loan facility of up to RMB1.06 billion (approximately $164 million) with a five- year term. As of September 30, 2021, Nam Tai Investment drew down approximately RMB575 million (approximately $88.6 million) under such loan facility.

In addition, the Company repaid the amount due to the Bank of Beijing and Industrial Bank in full in September 2021. The Company will continue its efforts to cure the defaults with other existing lenders and address the Company’s liquidity issues progressively.

Dispute with IsZo Capital LP

On October 4, 2021, the Eastern Caribbean Court of Appeal in the British Virgin Islands (the “Court of Appeal”) handed down a judgment (the “Appeal Judgment”) dismissing the Company’s appeal against the BVI Commercial Court's finding that, among other things, the Private Placement was void. The Court of Appeal upheld the Company’s appeal against the finding of the BVI Commercial Court that the Company’s directors acted in breach of section 120(1) of the BVI Business Companies Act 2004. Further, the Court of Appeal ordered the Company to hold a special meeting of shareholders regarding the removal and appointment of directors on November 30, 2021 (the “Proposed Special Meeting”).

A consequential hearing regarding the Appeal Judgment was held on October 6, 2021 at which the Court of Appeal  stayed its order directing the holding of the Proposed Special Meeting on condition that the Company file any application which it determined to make by October 18, 2021 for: (i) conditional leave to appeal to the Judicial Committee of the Privy Council of the United Kingdom (the “Privy Council”); (ii) a stay of execution to stay the Proposed Special Meeting pending the judgment on the Company’s appeal to the Privy Council; and (iii) a variation of the order of the Court of Appeal dated October 4, 2021 (the “Three Applications”). Accordingly, the Company filed the Three Applications to the Court of Appeal on October 18, 2021 as directed. Further, on October 22, 2021, IsZo Capital LP filed application to the Court of Appeal for conditional leave to cross appeal to the Privy Council (“IsZo’s Application”). The hearing by the Court of Appeal for the Three Applications and IsZo’s Application is scheduled for November 8, 2021.

Supply Chain Finance Fund Managed by Credit Suisse (the “Fund”)

The Company has placed $150 million out of the proceeds from the Private Placement to the Fund with the objective of seeking a stable and enhanced return through an insured cash management solution. In January 2021, the Company received a redemption amount of $15 million (the “Redemption”) from the Fund. The Fund was terminated with effect as of March 4, 2021 due to some of the Fund’s assets being subject to considerable valuation uncertainty and reduced availability of insurance coverage for new investments, and was subsequently in liquidation. The Company has been notified by Credit Suisse that the liquidation proceeds will be repaid by instalments. As of September 30, 2021, the Company had received five instalments in aggregate of $84.0 million (the “Repaid Sum”) from the Fund in addition to the Redemption. The Company is restricted from dealing with the Repaid Sum as it belongs to the proceeds from the Private Placement. See “Financial Results – Restricted Cash” for more information.

The Company will continue to negotiate with Credit Suisse and is committed to act in the best interest of the Company. The Company will take all necessary steps to recover the rest of the principal invested where appropriate and as advised by the Company’s external counsel. However, there is no assurance that the Company can fully recover the Company’s principal from the Fund.

Lawsuits filed by the Company’s suppliers

As at the date of this announcement, relevant subsidiaries of the Company has received a total of nine writs of summons from our suppliers in the PRC seeking orders from the relevant PRC courts to settle the alleged outstanding construction fees/payments amounting to an aggregate of approximately RMB92.5 million, in which the respective PRC courts have issued rulings to freeze the bank accounts of the relevant subsidiaries of the Company amounting to approximately RMB21.4 million in relation to three of the aforementioned writs of summons. We are negotiating with the relevant suppliers, and seeking legal advice from external counsel to prepare for the upcoming hearings. Due to the continuous effort of the Company, two of our suppliers withdrew their respective lawsuits against the Company after negotiations, involving an amount of approximately RMB14.8 million, and we have reached a settlement with one of our suppliers.

OPERATING RESULTS

As of September 30, 2021
(By Floor Area)	(in square meter)
Project Completed	331,701
Project Under Development	309,115
Project For Future Development	170,200
Total	811,016

Project Portfolio - As of September 30, 2021

	Project	Nam Tai Inno Park	Nam Tai Technology Center	Nam Tai Inno Valley	Nam Tai • Longxi
	City	Shenzhen	Shenzhen	Shenzhen	Dongguan
	Type(a)	Office and Dormitory	Office and Dormitory	Office and Dormitory	Residential and Commercial Property
	Site Area (sq.m.)	103,739	22,364	22,367	33,763
	Capacity GFA	265,139	139,746	N/A	84,408
	Total GFA (sq.m.)	331,701	194,595	170,200(b)	114,520
Total GFA	Completed(c)	331,701	-	-	-
	Under Development (sq.m.)	-	194,595	-	114,520
	Future Development (sq. m.)	-	-	170,200(b)	-
	Interest Attributable To Us	100%	100%	100%	100%
	Address	Fenghuang Community, Guangming District, Shenzhen	Namtai Road, Baoan District, Shenzhen		Dongtai Village, Machong Town, Dongguan

Notes:

(a)	The types of the Company’s projects are based on its development plans or certificates issued by the relevant authority subject to adjustment upon the final approval.
(b)

The gross floor area is based on the assumption that the Company will receive M-0 zoning approval for the entire Inno Valley site prior to its redevelopment. If the Company does not receive the M-0 zoning approval, the Company will be required to develop Inno Valley under the M-1 zoning requirements. In that case, appropriate adjustments to the Company’s plan will have to be made. The existing gross floor area of Inno Valley is 41,927 square meters. According to "Shenzhen Industrial Block Range Line Management Measures", the location of Nam Tai Inno Valley is within the designated industrial block range, of which the government strictly controls the proportion of M-0 zoning on industrial land. Therefore, the proportion of M-0 zoning, floor area ratio and construction area of Inno Valley are subject to the final approval of the government which is uncertain at this time. The Company cannot guarantee that the Company will be able to develop Inno Valley according to the floor area currently disclosed.

(c)	Properties completed refer to the status following the completion of the construction of the properties, the registration of the completion acceptance and the internal acceptance criteria.

Properties Completed

The table below sets forth certain information of the Company’s property projects completed as of September 30, 2021, comprising properties for which the registration of the completion acceptance was completed and the internal acceptance was satisfied.

Project	Nam Tai Inno Park
City	Shenzhen
Total GFA (sq. m.)	331,701
Leasable GFA (sq. m.)	264,337
Saleable GFA (sq. m.)	-
Commencement of Construction	May 2017
Status of Pre-sale Permit	Not eligible
Completion Time	July 2021
Interest Attributable to Us	100%

Properties Under Development

The table below sets forth certain information of the Company’s property projects under development as of September 30, 2021, comprising properties under development with the foundation work construction permits obtained but the construction work was still in progress.

Project	Nam Tai Technology Center	Nam Tai • Longxi
City	Shenzhen	Dongguan
(Estimated) Total GFA (sq. m.)	194,595	114,520
(Estimated) Leasable GFA (sq. m.)	-	-
(Estimated) Saleable GFA (sq. m.)	130,166	64,408(a)
Commencement of Construction	December 2018	July 2020
Status of Pre-sale Permit	To be obtained	Obtained(b)
(Estimated) Completion Time	2022	2022
Interest Attributable to Us	100%	100%

Notes:

(a)	Excluding parking space and construction area that needs to be handed over to the local government free of charge. The final floor area is subject to the approval of the government.
(b)	The Company obtained the pre-sale permits for Towers 1, 2 and 6 of Nam Tai • Longxi on July 30, 2021.

Properties for Future Development

The table below sets forth certain information of the Company’s property projects held for future development as of September 30, 2021, comprising properties for which the Company has obtained the land use right certificate and is in the process of obtaining the foundation work construction permits, or the Company has entered into land grant contracts or is in the process of applying for special planning although the land use right certificate is not yet obtained.

Project	Nam Tai Inno Valley
City	Shenzhen
Estimated Total GFA(1) (sq. m.)	170,200
Estimated Completion Time	2025

Note:

(1)	The figures are subject to adjustment upon the final approval of the relevant authority.

Projects for Operation and Management

The table below sets forth certain information of the Company’s projects leased from third parties for operation and management as of September 30, 2021.

	Project	Location	Contracted Floor Area (sq. m.)	Operation Model
1	Nam Tai • Tang Xi Technology Park	Shenzhen	7,586	Tenant Recruitment and Operation
2	Nam Tai • U-Creative Space (Lujiazui)	Shanghai	3,981	Tenant Recruitment and Operation

The information contained in, or that can be accessed through, the website mentioned in this announcement does not form part of the announcement.

FORWARD-LOOKING STATEMENTS AND FACTORS THAT COULD CAUSE THE COMPANY’S SHARE PRICE TO DECLINE

Certain statements included in this announcement, other than statements of historical fact, are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “might”, “can”, “could”, “will”, “would”, “anticipate”, “believe”, “continue”, “estimate”, “expect”, “forecast”, “intend”, “plan”, “seek”, or “timetable”. These forward-looking statements, which are subject to risks, uncertainties, and assumptions, may include projections of the Company’s future financial performance based on the Company’s growth strategies and anticipated trends in its business and the industry in which the Company operates. These statements are only predictions based on the Company’s current expectations about future events. There are several factors, many beyond the Company’s control, which could cause results to differ materially from the Company’s expectation. These risk factors are described in the Company’s Annual Report on Form 20-F and in the Company’s Current Reports filed on Form 6-K from time to time and are incorporated herein by reference. Any of these factors could, by itself, or together with one or more other factors, adversely affect the Company’s business, results of operations or financial condition. There may also be other factors currently unknown to the Company, or have not been described by the Company, that could cause the Company’s results to differ from its expectations. Although the Company believes the expectations reflected in the forward-looking statements are reasonable, the Company cannot guarantee future results, levels of activity, performance, or achievements. Investors should not rely upon forward-looking statements as predictions of future events. These forward-looking statements apply only as of the date of this announcement; as such, they should not be unduly relied upon as circumstances change. Except as required by law, the Company is not obligated, and the Company undertakes no obligation, to release publicly any revisions to these forward-looking statements that might reflect events or circumstance occurring after the date of this announcement or those that might reflect the occurrence of unanticipated events.

CONFERENCE CALL INFORMATION

The Company will hold a conference call at 8 a.m. (Eastern Time) on November 8, 2021, in which the senior management will discuss the results for the third quarter of 2021. Investors may register and get access to the listen-only webcast through the link which can be found under “Investor News – Information and Activities – Investor Relations” on the Company’s website at https://www.namtai.com/investornews/index.html. Please note that no question-and-answer session will be arranged during the call and investors are welcome to make enquiries by writing to the media and investor relations department of the Company by email at ir@namtai.com.cn or by contacting the Company’s US-based public relations agent Edelman at Ira.grosky@edelman.com.

ABOUT NAM TAI PROPERTY INC.

Nam Tai is a real estate developer and operator, mainly conducting business in Mainland China. The Company’s main land resources are located in the Guangdong-Hong Kong-Macao Greater Bay Area (“Greater Bay Area”) and Wuxi, the PRC, of which the three plots of land in Shenzhen will be developed into the technology parks of Nam Tai Inno Park, Nam Tai Technology Center and Nam Tai Inno Valley. The Company plans to build these technology parks into landmark projects in the region, and provide high-quality industrial offices, industrial service spaces and supporting dormitories to the park tenants. Based on the experience of developing and operating technology parks, and the industrial relationship network accumulated over the past 40 years, the Company has also exported the operation mode of technology parks to other industrial properties using the asset-light model to rent industrial properties for repositioning and business invitation. Nam Tai will also expand the commercial and residential property business in the PRC as an auxiliary development strategy of the Company. As the growth prospects of the PRC maintain, the Company will actively seize development opportunities in the Greater Bay Area and other first- and second-tier cities in the PRC, and continue to strengthen and expand the business of industrial real estate, and commercial and residential properties.

Nam Tai Property Inc. is a corporation registered in the British Virgin Islands and listed on the New York Stock Exchange (Symbol: “NTP”). Please refer to the Nam Tai website (www.namtai.com) or the SEC website (www.sec.gov) for the Company’s press releases and financial results.

CONTACTS

Ira Gorsky, Edelman

Email: Ira.gorsky@edelman.com

Cell: 732-740-5872

Media and Investor Relations, Nam Tai Property Inc.

E-mail: ir@namtai.com.cn

NAM TAI PROPERTY INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE PERIODS ENDED SEPTEMBER 30, 2021 AND 2020

(In Thousands of US dollars except share and per share data)

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue	$5,791	1,067	$84,385	$2,609
Cost of revenue	(3,650)	(826)	(31,805)	(2,126)
Gross profit	$2,141	$241	$52,580	$483
Expenses
General and administrative expenses	(3,746)	(3,808)	(15,507)	(9,356)
Selling and marketing expenses	(1,669)	(2,208)	(4,413)	(5,113)
Total operating expenses	$(5,415)	$(6,016)	$(19,920)	$(14,469)
Net income (loss) from operations	$(3,274)	$(5,775)	$32,660	$(13,986)
Other income (expense), net	(1,756)	43	(1,420)	(16)
Interest income	120	273	294	1,052
Income (Loss) before income tax	$(4,910)	$(5,459)	$31,534	$(12,950)
Income tax (expense) benefit	599	609	(10,506)	1,140
Consolidated net income (loss)	$(4,311)	$(4,850)	$21,028	$(11,810)
Other comprehensive income (loss) (1)	(1,372)	6,607	825	4,113
Functional currency translation adjustment	(1,372)	6,607	825	4,113
Consolidated comprehensive income (loss)	$(5,683)	$1,757	$21,853	$(7,697)
Earnings (loss) Per Share
Basic	$(0.11)	$(0.12)	$0.54	$(0.30)
Diluted	$(0.11)	$(0.12)	$0.54	$(0.30)
Weighted average number of shares (’000)
Basic	39,258	39,072	39,227	38,950
Diluted	39,258	39,072	39,288	38,950

Notes:

(1)	Other comprehensive loss was due to foreign exchange translation.

NAM TAI PROPERTY INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

AS AT SEPTEMBER 30, 2021 AND DECEMBER 31, 2020

(In Thousands of US dollars)

	September 30, 2021	December 31, 2020
	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash and cash equivalents	$70,378	$60,980
Restricted cash	114,892	2,065
Short term investments	51,374	150,150
Rental deposits	5	156
Accounts receivable	4,778	3,965
Real estate properties under development, net	142,740	121,693
Real estate properties held for sales type lease	7,434	31,558
Prepaid expenses and other receivables	11,175	7,141
Total current assets	$402,776	$377,708
Rental deposits	340	287
Real estate properties under development, net	175,199	190,492
Property, plant and equipment, net	25,788	26,568
Real estate properties held for lease, net	151,705	92,207
Contract assets	50	—
Right of use assets	9,341	9,695
Deferred income tax assets	5,480	4,154
Other assets	100	99
Total assets	$770,779	$701,210
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long term bank loans	109,539	122,883
Accounts payable	70,672	61,559
Rental deposits from customers	853	1,498
Accrued expenses and other payables	28,865	30,136
Advance from customers	5,564	69,722
Amount due to a shareholder	146,869	146,869
Amount due to a related company	950	161
Current portion of lease liabilities	1,101	1,064
Total current liabilities	$364,413	$433,892
Long term bank loans	88,636	—
Long term rental deposits	2,584	300
Financing lease payable	18	19
Contract liabilities	14,173	—
Deferred income tax liabilities	20,770	8,927
Noncurrent portion of lease liabilities	8,650	9,244
Total liabilities	$499,244	$452,382
EQUITY
Shareholders’ equity:
Common shares	393	392
Additional paid-in capital	265,937	265,084
Retained earnings (accumulated deficit)	10,206	(10,822)
Accumulated other comprehensive loss(1)	(5,001)	(5,826)
Total shareholders’ equity	$271,535	$248,828
Total liabilities and shareholders’ equity	$770,779	$701,210

Notes:

(1)	Accumulated other comprehensive loss represented conversion differences in foreign currency statements.

NAM TAI PROPERTY INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIODS ENDED SEPTEMBER 30, 2021 AND 2020

(In Thousands of US dollars)

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Consolidated net (loss) income	$(4,311)	$(4,850)	$21,028	$(11,810)
Adjustments to reconcile consolidated net (loss) income to net cash provided by operating activities:
Depreciation and amortization	1,543	526	3,826	1,303
Amortization of right of use assets	418	455	1,389	1307
Share-based compensation expenses	96	(372)	289	730
Unrealized exchange loss (gain)	315	16	212	(12)
Deferred income tax benefit	(667)	(766)	10,517	(1,281)
Changes in assets and liabilities:
Increase in accounts receivable	(348)	(96)	(813)	(102)
(Increase) decrease in prepaid expenses and other receivables	(2,012)	(3,504)	(4,034)	2,738
Decrease (increase) in deposit	155	(10)	98	(188)
Increase in real estate properties under development	(24,398)	(5,045)	(34,689)	(107,857)
Increase (decrease) in accrued expenses and other payables	(207)	3482	(1,845)	(2,003)
Increase in accounts payable	1,402	825	426	239
Increase (decrease) in lease liabilities	241	(248)	(1,062)	(1,099)
Increase (decrease) in advance from customers	322	26,128	(64,158)	54,370
Decrease in contract assets	(50)	—	(50)	—
Increase in rental deposits from customers	247	503	1,639	973
Increase in contract liabilities	14,173	—	14,173	—
Increase in financing lease payable	—	7	—	7
Increase in amount due to a related company	9	—	789	—
Total adjustments	$(8,761)	$21,901	$(73,293)	$(50,875)
Net cash (used in) provided by operating activities	$(13,072)	$17,051	$(52,265)	$(62,685)
CASH FLOWS FROM INVESTING ACTIVITIES
Payment of real estate properties under development	—	(29,315)	—	(40,860)
Purchase of property, plant & equipment	(161)	(280)	(477)	(677)
Decrease in short term investments	15,288	—	98,776	2,166
Net cash provided by (used in) investing activities	$15,127	$(29,595)	$98,299	$(39,371)
CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of bank loans	(11,639)	(30,362)	(14,223)	(38,497)
Proceeds from bank loans	88,847	34,971	88,847	73,245
Proceeds from shares issued for option exercise	—	1,744	565	3,793
Net cash provided by financing activities	$77,208	$6,353	$75,189	$38,541
Net increase (decrease) in cash, cash equivalents and restricted cash	$79,263	$(6,191)	$121,223	$(63,515)
Cash, cash equivalents and restricted cash at beginning of period	104,960	69,225	63,045	130,218
Effect of exchange rate changes on cash, cash equivalents and restricted cash	1,047	11,016	1,002	7,347
Cash, cash equivalents and restricted cash at end of period	$185,270	$74,050	$185,270	$74,050
SUPPLEMENTARY INFORMATION ON CASH FLOWS
Cash and cash equivalents	$70,378	$72,075	$70,378	$72,075
Restricted cash	$114,892	$1,975	$114,892	$1,975

NAM TAI PROPERTY INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIODS ENDED SEPTEMBER 30, 2021 AND 2020

(In Thousands of US dollars)

1.

These financial statements, including the consolidated balance sheet as of December 31, 2020, which was derived from audited financial statements, do not include all of the information and notes required by U.S. Generally Accepted Accounting Principles for complete financial statements and should be read in conjunction with the consolidated financial statements and accompanying notes included in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2020.

2.

In the opinion of management, all adjustments (consisting of normal, recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the interim periods presented are not necessarily indicative of the results that may be expected for the full year ending December 31, 2021.

3.

Accumulated other comprehensive loss represents foreign currency translation adjustments. The consolidated comprehensive income was $21.9 million for the nine months ended September 30, 2021 and the consolidated comprehensive loss was $7.7 million for the nine months ended September 30, 2020.

4.	A summary of the operating income, other (expenses) income, net (loss) income and long-lived assets by geographical areas is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
RENTAL INCOME WITHIN:
-PRC, excluding Hong Kong	$5,791	$1,067	$84,385	$2,609
NET (LOSS) INCOME FROM OPERATIONS WITHIN:
- PRC, excluding Hong Kong	$(2,314)	$(2,970)	$31,460	$(7,243)
- Hong Kong	(1,997)	(1,880)	(10,432)	(4,567)
Total net (loss) income	$(4,311)	$(4850)	$21,028	$(11,810)

	September 30, 2021	December 31, 2020
LONG-LIVED ASSETS WITHIN:
- Real estate properties under development in PRC, excluding Hong Kong	$175,199	$190,492
- Property, plant and equipment in PRC, excluding Hong Kong	25,608	26,389
- Hong Kong	180	179
- Real estate properties held for lease in PRC, excluding Hong Kong	151,705	92,207
- Right of use assets in PRC, excluding Hong Kong	8,859	9,511
- Hong Kong	482	184
Total long-lived assets	$362,033	$318,962